Freescale Semiconductor, Ltd. 6501 William Cannon Drive West, Austin, TX 78735 www.freescale.com

February 10, 2014

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Notice of Disclosure Filed in the Annual Report on Form 10-K Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act
Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Freescale Semiconductor, Ltd. (the “Company”) has made disclosure pursuant to those provisions in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the Securities and Exchange Commission on February 10, 2014. The Company made such disclosure based on information provided by other companies that may be deemed affiliates, and not because of any conduct by the Company.

Respectfully submitted,

FREESCALE SEMICONDUCTOR, LTD.

By:	/s/ Jennifer B. Wuamett
Name:	Jennifer B. Wuamett
Title:	Senior Vice President, General Counsel and Secretary